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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 38016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/09_ AND ENDING _12/31/09_
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Minshall & Company, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2200 South Utica Place   Suite 150
                          (No. and Street)

Tulsa   OK   74114
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori A. Smith   918-599-0045
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brisaoe, Burke & Grigsby LLC
                     (Name – if individual, state last, first, middle name)

4120 East 51st St. Suite 100   Tulsa   OK   74135
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Lori A. Smith_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Minshall & Company, Inc. , as
of _December 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

Lori A. Smith
Signature

Chief Financial Officer
Title

Shawna M. Moore
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements

MINSHALL & COMPANY INC.

December 31, 2009 and 2008

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS
Tulsa, Oklahoma

MINSHALL & COMPANY INC.

INDEPENDENT AUDITOR'S REPORT

and

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2009 and 2008

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

MINSHALL & COMPANY INC.

December 31, 2009 and 2008

TABLE OF CONTENTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Minshall & Company, Inc.
Tulsa, Oklahoma

We have audited the accompanying balance sheets of Minshall & Company Inc. (a wholly-owned subsidiary of Capital Advisors, Inc.), as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Minshall & Company, Inc. as of December 31, 2008, were audited by other auditors whose report dated February 18, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Minshall & Company, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

February 22, 2010
Tulsa, Oklahoma

Members American Institute of Certified Public Accountants
4120 East 51st Street   Suite 100   Tulsa, Oklahoma 74135-3633   (918) 749-8337

MINSHALL & COMPANY INC.

Statement of Financial Condition

December 31, 2009 and 2008

	2009		2008	
ASSETS				
Cash	$	115,931	$	90,811
Accounts receivable		3,937		3,208
Prepaid expenses		413		413
Due from parent company		9,469		-
Deferred income taxes		8,526		9,878
Deposits		165		145
Total assets	$	**138,441**	$	**104,455**
LIABILITIES				
Accrued expenses	$	12,599	$	4,500
Due to parent company		396		5,649
Total liabilities		**12,995**		**10,149**
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value; authorized 1,000 shares; issued and outstanding 100 shares		1		1
Additional paid-in-capital		94,306		94,306
Retained earnings		31,139		-
Total stockholders' equity		**125,446**		**94,307**
Total liabilities and stockholders' equity	$	**138,441**	$	**104,456**

See accompanying notes to financial statements.

2

MINSHALL & COMPANY INC.

Statement of Income

For the Year Ended December 31, 2009 and 2008

	2009	2008
Operating revenues:		
Commissions	$ 61,188	$ 82,407
Interest and dividends	787	3,330
Other income	-	349
Total operating revenues	**61,975**	**86,086**
Operating costs and expenses:		
Professional fees	6,500	4,500
Administrative fees	12,000	12,000
Licenses and permits	3,083	3,355
Other	802	1,610
Total operating costs and expenses	**22,385**	**21,465**
Income before income taxes	**39,590**	**64,621**
Provision for income taxes	8,451	14,857
Net income	$ **31,139**	$ **49,764**

See accompanying notes to financial statements.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

MINSHALL & COMPANY INC.

Statement of Stockholders' Equity

For the Year Ended December 31, 2009 and 2008

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total Stockholders' Equity
Balance, December 31, 2007	$	1	$	115,608	$	28,934	$	144,543
Net income		-		-		49,764		49,764
Dividends		-		(21,302)		(78,698)		(100,000)
Balance, December 31, 2008	$	1	$	94,306	$	-	$	94,307
Net income		-		-		31,139		31,139
Dividends		-		-		-		-
Balance, December 31, 2009	**$**	**1**	**$**	**94,306**	**$**	**31,139**	**$**	**125,446**

See accompanying notes to financial statements.

4

MINSHALL & COMPANY INC.

Statement of Cash Flows

For the Year Ended December 31, 2009

	2009	2008
Cash flows from operating activities:		
Net income	$ 31,139	$ 49,764
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	1,353	2,456
Changes in assets and liabilities:		
Accounts receivable	(729)	(3,208)
Prepaid expenses and deposits	(20)	410
Due from parent company	(9,469)	-
Accrued expenses	8,099	-
Due to parent company	(5,253)	(39,936)
Net cash provided by operating activities	25,120	9,486
Cash flows from financing activities:		
Dividends paid	-	(100,000)
Net cash used in financing activities	-	(100,000)
Net increase in cash	25,120	(90,514)
Cash, beginning of year	90,811	181,325
Cash, end of year	$ 115,931	$ 90,811

See accompanying notes to financial statements.

5

MINSHALL & COMPANY INC.

Statement of Changes in Liabilities Subordinated to
Claims of General Creditors

For the Years Ended December 31, 2009 and 2008

During the years ended December 31, 2009 and 2008, the Company had no liabilities subordinated to claims of general creditor.

See accompanying notes to financial statements.

6

MINSHALL & COMPANY INC.

Notes to Financial Statements

December 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - Minshall & Company Inc. (the Company) was incorporated on May 14, 1987 as a broker/dealer in securities transactions and commenced operations on March 13, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and the states of Oklahoma and Texas. The Company is a wholly-owned subsidiary of Capital Advisors, Inc. (CAI) and is engaged only in a limited broker dealer business (mutual funds and/or variable annuities).

Basis of Accounting - The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition – Commission income and expense related to client securities transactions are recorded on a trade date basis. 12b-1 fees are based on the average balance of the mutual fund held in customer accounts and are recorded on a monthly basis.

Income Taxes – The Company files consolidated tax returns with its parent, CAI. The Company computes its income tax provision based upon a tax allocation agreement with CAI, which provides for calculation of income tax on a stand-alone basis. The Company has recorded amounts owing or refundable under the agreement as a liability to or receivable from CAI. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets to estimated realizable amounts if it is more likely than not that a deferred tax asset will not be realized.

In June 2006, the Financial Accounting Standards Board issued Interpretation No 48 (FIN 48). FIN 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, was issued to clarify the accounting for contingent income tax obligations. Management has elected to defer the application of FIN 48, which must be adopted in years beginning after December 15, 2008. The Company will continue to follow SFAS No. 5, *Accounting for Contingencies*, until it adopts FIN 48.

7

MINSHALL & COMPANY INC.

Notes to Financial Statements

December 31, 2009

1. ## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

   Significant Group Concentrations of Credit Risk - Effective November 2008, and as a result of the Federal Deposit Insurance Corporation (FDIC) sponsored Temporary Liquidity Guarantee Program (TLGP), all funds in non-interest bearing transaction deposit accounts held in domestic offices of FDIC insured financial institutions will be fully guaranteed provided the financial institution holding the deposits did not opt out of the TLGP. This insurance is in excess of, and in addition to, the $250,000 FDIC coverage normally provided, which will be available to cover non-transaction, interest bearing accounts held at FDIC insured financial institutions. For financial institutions that opted to accept the additional deposit insurance under the TLGP, the coverage will last through December 31, 2009.

   The majority of cash and cash equivalents of the Company are maintained with major financial institutions in the United States and all of the transaction accounts held by the Company are at financial institutions participating in the TLGP. As such, interest bearing, non-transaction account deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and, therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions with which it has deposits. At December 31, 2009, the deposits, as reported by the banks, were $124,726, all of which was insured by FDIC.

2. ## STOCKHOLDER'S EQUITY AND RESTRICTION

   The Company is required by Oklahoma securities regulations and the Financial Industry Regulatory Authority to maintain a minimum net worth (as defined) of $25,000. As of December 31, 2009, the Company's qualified net worth was in excess of these required minimums.

3. ## NET CAPITAL REQUIREMENTS

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rules of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $107,269 which was $102,269 in excess of its required net capital of $5,000. Additionally, the Company's ratio of aggregate indebtedness to net capital was 12 to 1.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

MINSHALL & COMPANY INC.

Notes to Financial Statements

December 31, 2009 and 2008

3.   INCOME TAXES

The provision for income taxes at December 31, 2009 and 2008 consists of:

	2009	2008
Taxes currently payable	$ 7,098	$ 12,401
Deferred income taxes (benefit)	1,353	2,456
	$ **8,451**	$ **14,857**

The tax effect of temporary differences related to deferred income taxes result primarily from tax differences in treatment of charitable contributions.

A reconciliation of income tax expense at the statutory rate to income tax expense at the Company's effective rate is shown below:

	2009	2008
Federal computed at the statutory rate	$ 13,857	$ 22,617
State income taxes - net of federal tax benefit	2,375	3,877
Rate differentials and other	(7,781)	(11,637)
	$ **8,451**	$ **14,857**

4.   RELATED PARTY TRANSACTIONS

Certain directors of the Company are also directors of other entities with which the Company conducts transactions in the normal course of business.

The Company paid its parent (Capital Advisors, Inc.) an administrative fee of $12,000 in 2009 and 2008. In addition, the Company received approximately $17,926 and $19,000 in 12b-1 fees from the mutual fund managed by Capital Advisors, Inc. during 2009 and 2008, respectively.

9

MINSHALL & COMPANY INC.

Notes to Financial Statements

December 31, 2009 and 2008

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling mutual funds for a diverse group of institutional and individual investors at their discretion. All cash and securities are held directly at the mutual fund company or at the client's brokerage firm.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company seeks to control the aforementioned risks by requiring customers to pay for security purchases at the time orders are placed, or maintain collateral with the client's broker in compliance with various regulatory requirements and the broker's internal guidelines.

6. FASB INTERPRETATION No. 48

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. The effective date of FIN 48 for certain nonpublic enterprises has been deferred for fiscal years beginning after December 15, 2008. The Interpretation requires that realization of an uncertain income tax position must be estimated as "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, the Interpretation requires the recognition of tax benefits recorded in the financial statements to be based on the amount most likely to be realized assuming a review by tax authorities having all relevant information. The Interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company expects minimal impact from adoption of this Interpretation.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Supplemental Information

MINSHALL & COMPANY INC.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009

Net Capital

Ownership equity	$125,446
Less non-allowable assets:	
Prepaid expenses	413
Due from parent company (net)	9073
Deferred income taxes	8,526
Deposits	165
	18,177
Total allowable capital	107,269
Less haircuts on investments	-
Total net capital	107,269
Minimum capital requirement	5,000
Excess Over (Under) Minimum Net Capital Requirement	$ 102,269
Total Aggregate Indebtedness	$ 12,599
Ratio of Aggregate Indebtedness to Net Capital	12 to 1

11

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

MINSHALL & COMPANY INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2009

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 125,446	$ 124,427
Less non-allowable assets:		
Prepaid expenses	413	413
Net due from parent company (net)	9,073	-
Deferred income taxes	8,526	9,878
Deposits	165	165
	18,177	10,456
Total allowable capital	107,269	113,971
Less haircuts on investments	-	-
Total net capital	107,269	113,971
Minimum capital requirement	25,000	25,000
Excess Over (Under) Minimum Net Capital Requirement	$ 82,269	$ 88,971
Total Aggregate Indebtedness	$ 12,599	$ 5,896
Ratio of Aggregate Indebtness to Net Capital	12 to 1	5 to 1

The above comparison details the effects of adjustments made during our audit of the financial statements.

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

MINSHALL & COMPANY INC.

Computation for Determination of Reserve Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2009

Minshall & Company Inc. is a limited business (mutual funds and/or variable annuities only) broker dealer and, therefore, is exempt from Rule 15c3-3 pursuant to paragraph (K)(1).

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Minshall & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Minshall & Company, Inc. as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required b y Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1)   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 22, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

February 22, 2010
Tulsa, Oklahoma

Briscoe, Burke & Grigsby LLP
CERTIFIED PUBLIC ACCOUNTANTS